100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

March 12, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:  Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust (the “Registrant”)
File Nos. 333-191940 and 811-22906

Dear Ms. Dubey:

Thank you for your telephonic comments on February 20 and 28, 2014 regarding our pre-effective amendment to the registration statement filing on Form N1-A for the Registrant filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2014, as well as the associated SEC comment response letter filed on said date. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanation for such comments, as requested. The changes referenced below are reflected in a pre-effective amendment filed concurrently with this letter.

Comment 1: Annual Fund Operating Expenses table, prospectus page 3. Please move the footnote indicator for footnote (c) to appear on the Remaining Other Expenses line rather than the Total Other Expenses line. This comment applies to all funds.

Response 1: We have made the requested change for all funds.

Comment 2: Response 28(f) in the response letter and Virtus Alternative Total Solution Fund’s Annual Fund Operating Expenses table, prospectus page 13. The expenses of the Cayman subsidiary should be reflected as expenses of the fund and not included in Acquired Fund Fees and Expenses.

Response 2: We have made the requested change. We wish to note that in connection with responding to your comment we have amended the terms of the fund’s Investment Advisory Agreement to exclude the assets of the Subsidiary from the assets on which the fund’s management fee is calculated. Therefore, we no longer intend to employ a waiver to prevent the fund from effectively paying advisory fees on those assets at both the fund and the Subsidiary level.

Comment 3: Financial Statements, SAI page 103. Please revise disclosure to reflect that the trust will have filed seed money financial statements. Please also provide draft financial statements for the Staff’s review as soon as available.

Response 3: We have made the requested change. Also, we will provide draft seed money financial statements for the Staff’s review as soon as available.

Comment 4: Response 4 in the response letter and Management Fees, prospectus page 35. The Staff notes that the description of the management fee includes a reference to “any assets attributable to borrowings,” however you have stated in Response 4 that the funds do not anticipate borrowing at this time. Please add disclosure in the Management Fees section indicating that the funds do not intend to engage in borrowing at this time.

Response 4: We have made the requested change.

Securities distributed by VP Distributors, LLC

Anu Dubey

March 12, 2014

Comment 5: Response 33 in the response letter. The SEC staff is not persuaded by your position and continues to hold that Virtus Alternative Real Assets Solution Fund should have an investment policy to invest at least 80% of its assets (plus any borrowings for investment purposes) in alternative real assets. Please add disclosure of any such policy. Additionally, please add disclosure to the criteria used to determine whether an issuer is in a particular asset class. (We note that the SEC staff takes the position that for an issuer to be considered in an asset class, at least 50% of its profits or revenues must be derived from, or 50% of its assets must be committed to, such asset class.) Please also clarify how inflation-linked bonds will be classified with respect to the 80% test. And finally, please note that derivatives may be included for purposes of the 80% test only if they have the economic characteristics of the asset classes so included. (Footnote 13 to Rule 35(d)(1).) To the extent that you plan to include derivatives in the fund’s 80% test, please disclose how the derivatives meet that test.

Response 5: We have made the requested changes.

Comment 6: Response 38 in the response letter. Please inform us how Virtus Alternative Real Assets Solution Fund will value derivatives within its 80% “alternative real assets” investment policy.

Response 6: The fund intends that derivatives will be valued for purposes of calculating its 80% “alternative real assets” investment policy in the same manner as they would be valued for purposes of the fund’s financial statements. The fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines. Although not included within the value of the derivatives themselves, we note that the fund intends to include as “alternative real assets” for purposes of calculating its 80% investment policy any assets set aside in connection with derivative investments that are considered “alternative real assets” under the policy.

Comment 7: Response 41 in the response letter and Virtus Alternative Real Assets Solution Fund’s Principal Investment Strategies, prospectus page 14. Please remove references to the Cayman subsidiary from the summary section. This disclosure may remain in the Item 9 disclosure section beginning on page 25 of the prospectus, but is not appropriate for the Item 4 disclosure section since the fund does not currently intend to invest in such a subsidiary.

Response 7: We have made the requested change.

Comment 8: Responses 59 and 61 in the response letter and Opening an Account disclosure beginning on prospectus page 49. The Staff does not believe that directing investors to contact the Transfer Agent for information on how to purchase or sell Class I shares is sufficient. Please replace this disclosure with a description of the actual procedures/requirements for purchasing and selling Class I shares.

Response 8: We have made the requested changes.

Comment 9: Virtus Alternative Total Solution Fund, Principal Risks, prospectus page 15 and Futures Contracts and Options on Futures Contracts disclosure, SAI page 34. The prospectus disclosure regarding Commodity Pool Risk seems to indicate that the fund may be considered a commodity pool, while the SAI disclosure seems to indicate that it will be considered a commodity pool. Please reconcile the two statements for clarity.

Response 9: We have made the requested change.

Comment 10: Prospectus cover, references to SEC and CFTC. The Staff notes that under an August 2013 CFTC release, a fund that does yet not show fund performance information is required to include prior performance of the commodity pool operator (in the vein of Nicolas Applegate). If none, please so indicate in your response. (Reference Federal Register, 78FR52308, August 22, 2013.)

Response 10: The adviser does not have prior performance as a commodity pool operator or of managing accounts that have investment objectives, policies, and strategies substantially similar to those of Virtus Alternative Total Solution Fund; therefore, we have not made any changes in response to this comment.

Comment 11: More Information About Fund Expenses, prospectus page 19. Please add disclosure to the effect that the adviser will not recoup previously reimbursed and/or waived expenses unless expenses at the time of recoupment are less that the previously capped amounts.

Anu Dubey

March 12, 2014

Response 11: We have added the requested disclosure.

Comment 12: Portfolio Management, prospectus page 36. Per Item 5 of Form N-1A, please add that each of the named individuals is “jointly and primarily” responsible for the day-to-day management of the funds’ portfolios.

Response 12: We have added the requested disclosure.

Comment 13: The Nominating and Governance Committee, SAI page 74. Per Item 17(b)(2)(iv), please describe the procedure for submission of nominees by shareholders.

Response 13: We have added the requested disclosure.

Additionally, consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Sincerely,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Alternative Solutions Trust